Exhibit 97.1

Advanced Energy Industries, Inc.

Compensation Clawback Policy

As approved by the Board of Directors on November 2, 2023

1.	Overview.

Advanced Energy Industries, Inc. (the “Company”) has adopted this Compensation Clawback Policy (the “Policy”) to provide for the recovery, or “clawback,” of erroneously awarded incentive-based compensation from Section 16 Officers in the event of certain restatements of the Company’s previously issued financial reports in accordance with the applicable listing rules of The Nasdaq Stock Market (“Nasdaq”) and with Section 10D and Rule 10D-1 (“Rule 10D-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms not defined herein shall have the meanings set forth in Section 8 of this Policy.

2.	Recovery of Erroneously Awarded Compensation.
a)	In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation in accordance with Nasdaq listing rule 5608 and Rule 10D-1 as follows:
i.	Upon the occurrence of an Accounting Restatement, following the Restatement Date, the Compensation Committee shall determine the amount of any Erroneously Awarded Compensation Received by a Section 16 Officer and shall promptly deliver to each such Section 16 Officer a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable. For the avoidance of doubt, recovery of Erroneously Awarded Compensation is on a “no fault” basis, without regard to whether the Section 16 Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.
A.	To determine the amount of any Erroneously Awarded Compensation for Incentive-Based Compensation that is based on the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
1.	The amount to be repaid or returned shall be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
2.	The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.
ii.	The Compensation Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation hereunder based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 2(b) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Section 16 Officer’s obligations hereunder.
iii.	To the extent that a Section 16 Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Section 16 Officer. The applicable Section 16 Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

iv.	To the extent that the Section 16 Officer has already reimbursed the Company for any Erroneously Awarded Compensation under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2(a) above if the Compensation Committee determines that recovery would be impracticable and either of the following two conditions are met:

The Compensation Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. In order for the Compensation Committee to make this determination, the Company must first make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) to recover, and provide such documentation to Nasdaq; or

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
3.	Mandatory Disclosure.

The Company shall file with the U.S. Securities and Exchange Commission (“SEC”) all disclosures with respect to this Policy in accordance with the requirements of federal securities laws and SEC rules.

4.	Prohibition of Indemnification.

The Company shall not be permitted to insure or indemnify any Section 16 Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Section 16 Officers subject to this Policy may purchase insurance to cover their potential recovery obligations, however, the Company shall not be permitted to pay or reimburse the Section 16 Officer for premiums for such an insurance policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid, or awarded to a Section 16 Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date), including, for the avoidance of doubt, any of the Company’s indemnification agreements with the Section 16 Officers.

5.	Other Recovery Rights.

This Policy shall be binding and enforceable against all Section 16 Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Compensation Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with a Section 16 Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Section 16 Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

6.	Administration and Interpretation.

This Policy shall be administered by the Compensation Committee, which shall have authority to (i) exercise all of the powers granted to it under the Policy, (ii) construe, interpret, and implement this Policy, and (iii) make all determinations necessary, appropriate or advisable for administration of this Policy and for the

Company’s compliance with applicable Nasdaq listing rules, Section 10D, Rule 10D-1, and any other applicable law, regulation, rule, or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith; provided, however, that any determinations with respect to the occurrence of an Accounting Restatement shall be made in consultation with the Audit and Finance Committee of the Board and/or officers of the Company, as appropriate; provided, further, that this Policy is intended to conform with the requirements of Rule 10D-1 and applicable Nasdaq listing rules, including Nasdaq Rule 5608, and any interpretations or determinations made hereunder shall be made in a manner consistent with, and within the scope of, such rules and regulations. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.

7.	Amendment; Termination.

The Board or the Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 7 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws or regulations, Rule 10D-1, or any applicable Nasdaq listing rule.

8.	Definitions.

For purposes of this Policy, the following terms shall have the following meanings:

a)	“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
b)	“Board” means the Board of Directors of the Company.
c)	“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by a Section 16 Officer (i) on or after October 2, 2023, (ii) after beginning service as a Section 16 Officer, (iii) who served as a Section 16 Officer at any time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Section 16 Officer is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

“Clawback Period” means the three completed fiscal years of the Company immediately preceding the Restatement Date and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
e)	“Compensation Committee” means the Compensation Committee of the Board, which is required to be composed entirely of independent directors.

“Effective Date” means November 2, 2023.

“Erroneously Awarded Compensation” means, with respect to each Section 16 Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid.
h)	“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures.

For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt. Incentive-Based Compensation shall be deemed Received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation to the Section 16 Officer occurs after the end of that period.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Section 16 Officer” means each individual who is currently or was previously designated as an “executive officer” of the Company within the meaning of Rule 10D-1(d) under the Exchange Act, and any other senior executive as designated by the Compensation Committee or the Board.

Attestation and Acknowledgement of

Compensation Clawback Policy

By my signature below, I acknowledge and agree that:

1.	I have received and read the attached Compensation Clawback Policy (this “Policy”) of Advanced Energy Industries, Inc. (the “Company”).

2.	I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation (as defined in this Policy) to the Company as determined in accordance with this Policy.

Signature:

Name:

Date: